August 29, 2008

Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
One Station Place,
100 F Street, N.E.,
Washington, DC 20549,
United States of America.

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (File No. 000-50826)

Dear Ms. Collins:

This is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated August 1, 2008, relating to the annual report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2007 Form 20-F.

KongZhong Corporation 33/F, Tengda Plaza, No. 168 Xiwai Street, Haidian District, Beijing, 100044, China

Ms. Collins	-2-

Item 5. Operating and Financial Review and Prospects, Results of Operations, page 63

1.
We note from your disclosures on page 58 that revenue from your wireless interactive entertainment, media and community value-added services are charged on a single-transaction basis or on a monthly subscription basis and vary according to the type of services delivered. Tell us whether you consider the volume and/or average fees for messages or subscriptions to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

The Company does not consider the volume or average fees for messages or subscriptions to be key indicators of its financial condition or operating performance as addressed in Section III.B.1 of SEC Release 33-6835. The Company does not believe that the volume for each type or each line of the Company’s services or the volume of subscriptions serves as a key indicator of the Company’s overall financial condition or operating performance because (i) customers frequently switch between the Company’s transaction-based and monthly subscription-based services, (ii) customers pay a flat fee irrespective of the volume of services delivered with respect to the monthly subscriptions and (iii) the Company offers a great variety of services with different life spans. Neither is the total volume of all of the Company’s services a key indicator because it fails to reveal the underlying trends in the volume of thousands of types of services offered by the Company or their impact on the Company’s financial condition and operating performance. As a result, although the changes in the volume of its services, in a very general sense, affect the Company’s financial condition and operating performance, the Company does not believe that information with respect to the volume of services or subscriptions provides any insight into trends, demands, commitments, events or uncertainties that would affect the Company’s financial condition or operating performance.

Furthermore, the Company does not believe that information with respect to the average fees for the Company’s services serves as a key indicator of the Company’s overall financial condition or operating performance. In the year ended December 31, 2007, the Company offered approximately 19,000 services. These services varied widely in fees, from RMB0.10 to RMB15.00 per unit for transaction-based services and from RMB1.00 to RMB30.00 per month for monthly subscription-based services. In addition, the Company adjusts its fees for such services frequently based on a number of factors such as changes in market conditions, policies of the telecommunications operators and changes in service fees and transmission fees charged by the telecommunications operators. Therefore, the Company does not believe information with respect to average fees of its services provides any insight into trends, demands, commitments, events or uncertainties that would materially affect the Company’s financial condition or operating performance.

Ms. Collins	-3-

Liquidity and Capital Resources, page 67

2.
We note that your accounts receivable balance increased by 29% from fiscal 2006 to fiscal 2007 despite the decrease in revenue of 31%. Please confirm if this relates to the trend of increased length in certain of your Mobile Operators’ billing and collections process that you disclose on page 58 or if it relates to other factors. If material to an understanding of your operations and liquidity tell us how you considered explaining any material trends, events or uncertainties associated with your collections and receivable balances in your liquidity discussion.

The Company confirms to the Staff that the increase in accounts receivable balance as of December 31, 2007 from that as of December 31, 2006 was mainly related to the increased length in certain of the telecommunications operators’ billing and collection process, regarding which the Company has disclosed on page 58. The Company has also provided additional disclosure in the related risk factor on page 7. The Company does not believe the increased length in its telecommunications operators’ billing and collection process is material to an understanding of the Company’s liquidity because the Company has approximately US$122.3 million in the form of cash and cash equivalents as of December 31, 2007 for its operations. In addition, the Company wishes to point out that the majority of its accounts receivable balance as of December 31, 2007 was related to the revenues in the fourth quarter of 2007, during which quarter its revenues were only 16.5% lower than the revenues in the same period of 2006, as compared to a decrease of 31% in its revenues in 2007 from 2006.

Item 15. Controls and Procedures, page 94

3.
We note your disclosure that the Company’s CEO and CFO concluded that your “disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] and [your] consolidated subsidiaries was made known to them by others within [your] company and [your] consolidated subsidiaries. Revise to clarify, if true, that your officers concluded that the Company’s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e).

Ms. Collins	-4-

The Company confirms to the Staff that its officers concluded that the Company’s disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company will include this language pursuant to Exchange Act Rule 13a-15(e) in its future filings.

4.
You state that there have not been any “significant” changes in your internal control over financial reporting during the period covered by your annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 15(d) of Form 20-F requires this disclosure to be without qualification as to significance. In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the year ended December 31, 2007. In addition, confirm that your future periodic filings will include language consistent with Item 15(d) of Form 20-F.

The Company confirms to the Staff that there were no changes that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting during the year ended December 31, 2007. The Company confirms that its future periodic filings will include language consistent with Item 15(d) of Form 20-F.

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-10

5.
We note the factors listed on page 61 that you considered in your annual goodwill impairment analysis and your conclusion that goodwill was not impaired. Please provide us with the carrying value and fair value of each of your reporting units for your annual impairment test for fiscal 2007. Additionally, please address the factors considered and assumptions used to determine your forecasted revenue growth of 9 to 15%. In this regard, tell us how you considered the 31% decrease in your revenues associated with new policies adopted by mobile phone companies (the Mobile Operators) in the People’s Republic of China (“PRC”) in determining your revenue forecast.

Ms. Collins	-5-

All of the Company’s goodwill is associated with its wireless value-added services (“WVAS”) segment. The following table shows, for each of the reporting units under the WVAS segment, the carrying amount and fair value of the reporting unit and the carrying amount of goodwill of the reporting unit at its 2007 annual goodwill impairment testing date (amounts in US dollars):

Reporting Units under WVAS	Carrying amount of reporting unit at annual goodwill impairment testing date	Fair value of reporting unit at annual goodwill impairment testing date	Carrying amount of goodwill in reporting unit at annual goodwill impairment testing date

Beijing WINT	18,178,271	45,000,137	522,354
Tianjin Mammoth	703,392	3,054,924	209,930
Beijing Chengxitong	2,385,894	3,694,384	578,533
Sharp Edge	47,389,226	52,918,198	32,689,116

The Company considered, among other factors, (i) the PRC’s economic prospect and the industry growth and (ii) the Company’s strengths and strategies when determining the forecasted annual revenue growth rate of 9 to 15% for 2008 to 2011. Set forth below is a detailed description of the Company’s consideration under each of these two factors:

•	PRC’s economic prospect and industry growth

▪	According to the World Bank, the PRC’s gross domestic product is expected to grow 10.8% in 2008.

▪
According to the PRC’s Ministry of Industry and Information Technology, the number of mobile phone users in the PRC grew 30% and 20% in 2006 and 2007, respectively, and is expected to continue to grow.

▪	According to Analysys International, an independent media, technology and telecommunications research organization, China’s WVAS market is expected to grow 21% in 2008.

▪	The Company expected that the proposed issuance of 3G licenses in 2008 would create new opportunities for the Company’s services.

•	The Company’s strengths and strategies

Ms. Collins	-6-

▪	The Company’s revenues from its WVAS segment in 2007 are higher than those of most of its competitors in China.

▪
Since July 2007, China Mobile Communication Corporation (“China Mobile”), from whom the Company derived 75% of its total revenues in 2007, has used a grading system to rate its service providers. The Company has been rated favorably as compared to its competitors.

▪	The Company has enjoyed a long and cordial working relationship with the telecommunications operators, especially China Mobile.

▪	The Company intends to develop both its WVAS and wireless Internet services (“WIS”) segments in a complementary fashion and expects significant growth in the WIS segment.

As disclosed on page 55, the Company’s revenues decreased significantly from the third quarter of 2006 through the second quarter of 2007 due to the following policy changes, among others, from China Mobile, which were disclosed in detail in the related risk factor on pages 5 and 6:

•	Double confirmation from customers of monthly subscriptions.

•	Notification to customers’ handsets of transmission fees to be incurred by using general packet radio services.

The new polices were focused on improving customer service and satisfaction and facilitating the development of a sustainable and healthy WVAS industry. In addition, the new policies accelerated the WVAS market consolidation. Larger service providers, such as the Company, built a stronger position in the market.

During the third quarter of 2007, the Company’s revenues started to increase again, which demonstrated that the market had already digested the new policies and started to stabilize. The Company’s revenues have increased 8% to 12% on a quarterly basis from the fourth quarter of 2007 to the second quarter of 2008. Assuming normal market conditions and no major further adverse changes in its revenue due to the telecommunications operators’ policies, the Company expects that the annual revenue growth rate for 2008 will be higher than the forecasted growth rate. Considering the overall economic growth of the consumer market and the Company’s operating results in 2008, the Company believes that the forecasted growth rate of 9% to 15% is realistic.

6.	In addition, tell us how you considered disclosing the changes in the carrying amount of goodwill for all periods presented for each reportable segment pursuant to paragraph 45 of SFAS 142.

Ms. Collins	-7-

All of the Company’s goodwill as of December 31, 2007 is associated with its WVAS segment and that there is no goodwill associated with the other reportable segment, WIS. Furthermore, the Company has disclosed the change in the carrying amount of the WVAS segment’s goodwill during 2007 on page F-11 pursuant to paragraph 45 of SFAS 142. The Company will state in more detail changes in each reportable segment’s goodwill, if applicable, for all periods presented in its future filings on Form 20-F.

Revenue and cost of services recognition, page F-11

7.
We note that the Company recognizes revenue from your wireless value-added services (“WVAS services”) on a gross basis pursuant to EITF 99-19. We also note that the Company provides personalized interactive entertainment, media, and community services to mobile phone users and the Mobile Operators are responsible for transmission of your WVAS and for billing and collection services. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the Operators for the transmission of such content and for billing and collections is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also, please describe further the contractual relationships that you enter into with both the mobile phone companies and the mobile phone users.

Please refer to the Company’s response to the Staff’s Comment 8.

8.	In addition, we note your disclosures on page F-11 regarding certain factors considered in your EITF 99-19 analysis. In your response, please address the following as it relates to such factors:

•
You indicate that the Company is involved in the determination of service specifications. It appears that the Company has discretion in selecting the content for your services and the providers of that content. You do not, however, appear to have discretion in selecting the supplier that will transmit and bill for the delivery of such content. Accordingly, please explain further how your ability to control content supports recognizing as revenue the portion of the fee retained by the mobile phone companies for delivery and billing and collection services.

•
You indicate on page 60 that the Mobile Operators must approve the prices of your services in advance. Please explain further the pricing constraints established by the Mobile Operators and how you considered such constraints in concluding that you have latitude in establishing the price for WVAS services (both content and transmission).

Ms. Collins	-8-

•
We note that the Company has not recorded an allowance for doubtful accounts. We also note your disclosures on page 60, which state “we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services.” Please address whether the Company or the Mobile Operators assume primary credit risk for fees charged to the mobile phone users and how you considered this factor in your EITF 99-19 analysis.

The Company performed an analysis pursuant to EITF 99-19 based on facts and circumstances which were disclosed in the “Critical Accounting Policies” section on page 50 of its prospectus in connection with its initial public offering in 2004. There has not been any change in these facts and circumstances that would warrant any change to this analysis.

The Company sets forth below a summary of its contractual relationships with its customers and the telecommunications operators:

•	When customers order WVAS services, the Company delivers such services to the customers via the telecommunications operators’ networks.

•	The telecommunications operators have the responsibility of ensuring the reliability of their networks.

•
The telecommunications operators have established certain service guidelines, most of which address consumer rights concerns, with which the Company must comply. For example, the Company is required to establish a customer service center to receive calls from customers and is responsible for customer complaints.

•	Before delivering them to the customers, the Company presents details of its services, including the prices, to the telecommunications operators for review and approval.

•	The telecommunications operators bill the customers and collect the fees on the Company’s behalf.

•	The Company pays 15% to 52% of its revenues to telecommunications operators as service fees for all of its services and additional transmission charges for certain kinds of services.

Ms. Collins	-9-

•	The Company bears credit risk if customers cannot be billed or if customers do not pay the telecommunications operators for the services that the Company delivered.

•	The Company does not have any direct contractual relationship with the customers.

Based on the following analysis pursuant to EITF 99-19, the Company determined that it was appropriate to recognize revenues from its WVAS services on a gross basis:

•
The Company is the primary obligor in its services because (i) the Company is responsible for designing and developing the functions and content of its personalized interactive entertainment, media, and community services, (ii) the Company undertakes the responsibility for the fulfillment and legality of its services and (iii) the Company is responsible for customer complaints and has a customer service center that receives calls from customers.

•
The Company has latitude in establishing the prices for its services. The Company determines the prices for its services by taking into account, among other factors, its costs and the expected revenues for each price level. Although the Company must seek the telecommunications operators’ approval for its prices, the Company retains the flexibility to adjust them to reflect changes in the market as long as the prices stay within the ranges established by the telecommunications operators.

•
The Company can change its services. When a customer orders certain services, the Company is responsible for delivering the services, although the telecommunications operators provide the channels of transmission. Furthermore, the Company is responsible for the successful transmission of its services.

•
The Company has discretion in selecting its suppliers. In the process of developing its services, the Company has wide discretion in selecting, among other things, its content and technology providers.

•
The Company retains discretion over the transmission of its services, although it delivers most of its services through China Mobile. There are four major telecommunications operators in the PRC: China Mobile, China United Telecommunications Corporation, China Telecommunications Corporation and China Network Communications Group Corporation. Customers usually choose one of these telecommunications operators for telecommunications services. Consequently, if the Company wishes to reach any telecommunications service user, it must choose a telecommunications operator to deliver its services and bill the customers on its behalf. The Company has chosen China Mobile to deliver most of its services because China Mobile has the largest number of customers.

Ms. Collins	-10-

•
The Company is involved in the determination of service specifications. The Company’s discretion in the design of its services is circumscribed in only limited circumstances. For example, the telecommunications operators may instruct the Company to change certain features of its services because of incompatibility with their technologies and concerns over consumer rights issues and the legality or morality of certain services. Overall, however, the telecommunications operators’ involvement is not a significant factor in the Company’s design of its services.

•
The Company bears credit risk. The Company would not receive any revenue if customers cannot be billed or if customers do not pay the telecommunications operators for the services that the Company delivered. Such doubtful accounts and bad debts are reflected in the telecommunications operators’ monthly statements to the Company, which represent the net amounts that the Company expects to receive and upon which the Company recognizes its accounts receivable. For this reason, the Company does not record any allowance for doubtful accounts.

9.
We note your disclosure on page 58 that the billing and collection cycles of China Unicom, China Telecom, and China Netcom are longer than those of China Mobile. In addition, you state on page 59 that there has historically been a discrepancy between estimated and actual revenues. Please provide us with the differences between estimated versus actual revenues on a quarterly basis for each fiscal year presented and the first quarter of fiscal 2008. We may have further comments.

The following table summarizes, on a quarterly basis for each fiscal year presented and the first quarter of 2008, the differences between estimated and actual revenues (unaudited) in respect of the portion of reported revenues for a given quarter for which the telecommunications operators’ monthly statements were not received when the relevant quarter’s results were released:

Ms. Collins	-11-

(In thousands of US dollars)	Estimated revenue (unaudited)	Actual revenue (unaudited)	Difference (unaudited)	Quarterly reported revenue (unaudited)	Estimated revenue to quarterly reported revenue ratio (unaudited)	Difference to quarterly reported revenue ratio (unaudited)
	A	B	C=A-B	D	E=A/D	F=C/D
Q1 2005	235	235	0	17,001	1.38%	0.00%
Q2 2005	668	623	45	18,357	3.64%	0.25%
Q3 2005	1,002	967	35	20,255	4.95%	0.17%
Q4 2005	835	835	0	22,141	3.77%	0.00%
Q1 2006	822	1,109	-287	27,907	2.95%	-1.03%
Q2 2006	400	245	155	30,068	1.33%	0.52%
Q3 2006	753	658	95	25,082	3.00%	0.38%
Q4 2006	532	532	0	23,712	2.24%	0.00%
Q1 2007	577	414	163	20,127	2.87%	0.81%
Q2 2007	651	626	25	16,959	3.84%	0.15%
Q3 2007	793	859	-66	17,121	4.63%	-0.39%
Q4 2007	803	607	196	19,811	4.05%	0.99%
Q1 2008	838	512	326	21,386	3.925	1.52%

Notes:

Estimated revenue (A). The Company relies on its own internal estimates for the portion of the reported revenues for which monthly statements have not been received from the telecommunications operators. The Company disclosed the basis for such estimated revenues in the “Critical Accounting Policies” section on pages 58 to 60.

Actual revenue (B). This is the revenue that the Company is entitled to in the relevant quarter based on the telecommunications operators’ monthly statements received by the Company subsequent to the Company’s releases of unaudited quarterly financial results, which are furnished to the SEC on Form 6-K.

Quarterly reported revenue (D). This is the total revenue for the relevant quarter as stated in the Company’s releases of unaudited quarterly financial results.

The Company’s annual revenues as reported in the financial statements on Form 20-F represent the actual revenues that the Company is entitled to for each year as all the monthly statements have been received from the telecommunications operators prior to the filing of Form 20-F.

Ms. Collins	-12-

Note 3. Acquisitions, page F-15

10.	Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

No goodwill in connection with the Company’s acquisitions is deductible for tax purposes.

11.
We note your disclosure on page F-16 that the purchase price allocation and intangible asset valuations for the acquisitions were “based on a valuation analysis prepared by a third party valuation firm.” We also note that the Company incorporated certain assumptions that included projected cash flows and replacement costs. Please explain further the nature and extent of the Company’s reliance on an independent valuation specialist to determine the fair value of assets acquired in a business combination. Tell us how you considered Rule 436(b) of Regulation C to either (1) disclose the name of the specialist and include the expert’s consent or (2) remove your reference to the use of a the specialist. In this regard, it appears that this Form 20-F may be incorporated by reference into your Registration Statements filed on Form S-8 filed on February 4, 2005, March 6, 2006, and February 9, 2007.

The Company engaged an independent valuation firm to assist in the purchase price allocation and intangible asset valuations for the Company’s acquisitions in 2005 and 2006. This firm estimated the valuations by utilizing generally accepted valuation methodologies such as the income, market, cost and actual-transaction-of-Company-shares approaches. The Company provided certain assumptions, such as projected cash flows and replacement costs, which were incorporated into such firm’s valuations.

The Company reviewed such firm’s valuation reports and believed that the assumptions and methodologies used in the valuations were appropriate and that the purchase price allocation and valuations of intangible assets were fair and reasonable. Therefore, the Company has adopted such firm’s valuation opinion in its financial statements.

The Company will remove its reference to the use of the specialist in its future filings on Form 20-F.

Note 10. Stock Options and Nonvested Shares, page F-21

12.
We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us your consideration for the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In your response, please identify which disclosures are not applicable or not material to warrant disclosure.

Ms. Collins	-13-

The Company met the disclosure requirements under paragraphs 64, 65, 84 and A240 to A242 of SFAS 123(R), except for the disclosure in accordance with A240 (b)(2) and A240(e)(2).

In its future filings on Form 20-F, the Company will, in accordance with A240(b)(2), include the weighted-average grant-date fair value for each of the following groups of equity instruments: (i) those nonvested at the beginning of the relevant year, (ii) those nonvested at the end of the relevant year and those (iii) granted, (iv) vested, or (v) forfeited during the relevant year, as presented in the following table which will be included in the “Stock Options and Nonvested Shares” note:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value
Options outstanding at January 1, 2005	96,910,000	0.119	0.141
Granted	22,000,000	0.210	0.206
Forfeited	-16,936,650	0.237	0.292
Exercised	-12,923,600	0.023	0.033
Options outstanding at December 31, 2005	89,049,750	0.133	0.144
Granted	32,400,000	0.222	0.221
Forfeited	-15,643,470	0.218	0.237
Exercised	-30,062,480	0.074	0.078
Options outstanding at December 31, 2006	75,743,800	0.177	0.184
Granted	23,800,000	0.117	0.117
Forfeited	-19,522,980	0.207	0.211
Exercised	-3,256,640	0.047	0.053
Options outstanding at December 31, 2007	76,764,180	0.156	0.162

	Number of Nonvested shares	Weighted Average Grant-Date Fair Value
Nonvested shares outstanding at January 1, 2007
Granted	37,280,000	0.161
Forfeited	-4,520,000	0.178
Vested	-360,000	0.190
Nonvested shares outstanding at December 31, 2007	32,400,000	0.158

The significant assumptions used by the Company to estimate the fair value of share-based compensation awards include average risk-free rate of return, weighted average expected option life, volatility rate and dividend yield. The Company provided the description of volatility rate in the “Critical Accounting Policies” section on page 61. In accordance with paragraph A240(e)(2) of SFAS 123(R), the Company will include the following disclosure, if applicable, in its future filings on Form 20-F:

Ms. Collins	-14-

•
Average risk-free rate of return. Risk-free interest rate was estimated based on the yield to maturity of federal government zero-coupon bonds with a maturity period close to the expected term of the options.

•
Weighted average expected option life. As the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the weighted average between the vesting term of the options and the original contractual term.

•	Dividend yield. The dividend yield was estimated by the Company based on their expected dividend policy over the expected term of the options.

In addition, the following were not applicable to the Company in 2007 and therefore were not disclosed in the 2007 Form 20-F: (i) share-based transactions for acquiring goods or services other than employee services in accordance with paragraph 65 of SFAS 123(R), (ii) modifications of the terms of the Company’s equity incentive plans in accordance with paragraph A240(g)(2), (iii) the total recognized tax benefit related to share-based compensation cost recognized in income during the relevant year in accordance with paragraph A240(g)(1), and (iv) the tax benefit realized from share options exercised during the relevant year in accordance with paragraph A240(i).

Note 16. Subsequent Event, page F-28

13.
In January 2008, we note that the Company purchased a 9.87% interest in HiU! Media for $1.5 million and accounted for the investment using the cost method. We further note on page 86 that Nick Yang, the Company’s Director, President, and Chief Technology Officer, is a director for HiU! Media and a significant shareholder who could exercise significant influence over their operations. Please provide us with your analysis as to why the entity was not consolidated as a variable interest entity. In your response, please reference your consideration of the guidance of FIN 46R in determining that the entity should not be consolidated. In this regard, tell us how you considered the scope exception of paragraph 4(h) and the guidance in paragraph 16 and 17 of FIN 46R.

Based on the following analysis, the Company concluded that HiU! Media (“HiU!”) is not a variable interest entity (“VIE”) of the Company pursuant to paragraph 4(h) of FIN 46R and thus an analysis under paragraphs 16 and 17 is not warranted:

Ms. Collins	-15-

•
HiU! is a business under the definition in Appendix C of FIN 46R that “a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” HiU! has its own independent business operations, providing marketing and advertising networks and solutions services to its own customers.

•	An analysis under paragraph 4(h)(1) to (4) would suggest that HiU! is not a VIE of the Company:

▪	The Company did not participate in any design or redesign of HiU!.

▪
HiU!’s activities are not conducted on behalf of the Company. The Company and HiU! do not have any significant transactions with each other. HIU! has developed its own technology which is not dependent on the Company’s technology. HiU! does not rely on the Company to continue its operations.

▪	The Company provides less than half of the total of HiU!’s equity, subordinated debt, and other forms of subordinated financial support.

▪	The activities of HiU! are not related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Because HiU! is not a VIE of the Company, although the Company and Nick Yang, the Company’s Director, President, Chief Technology Officer and owner of 16.67% of equity interest in the Company, hold 9.87% and 11.18% of equity interest in HiU!, respectively, the Company does not exercise significant influence on HiU!, either directly or indirectly through Nick Yang, and thus the investment in HiU! should be accounted by using the cost method. The Company considered the following factors among others:

•
The Company has only an observer seat, without any voting right, on HiU!’s board of directors. Furthermore, the composition of HiU!’s board of directors did not change in response to the Company’s equity investment.

•
Nick Yang was not appointed to represent the Company’s interest on HiU!’s board of directors. Furthermore, the Company has never asked and does not intend to ask Nick Yang to represent its interest on HiU!’s board of directors.

Ms. Collins	-16-

•
The Company’s and Nick Yang’s respective investments in HiU! are coincidental. Nick Yang invested in HiU! in January 2006, 24 months before the Company did and was excluded from the deliberation and discussion of the Company’s board of directors with respect to the acquisition of the equity interest in HiU! by the Company.

•	The Company has not participated and has no intention to participate, either directly or indirectly through Nick Yang, in the financial or operating decisions of HiU!.

* * *

Ms. Collins	-17-

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 8857-5100, by fax at (+86-10) 8857-5891 or by email at sam.sun@kongzhong.com.

Very truly yours,

/s/ Hanhui Sun
Hanhui Sun
Chief Financial Officer

cc:	Melissa Feider
(Securities and Exchange Commission)

Robert Chu
Ling Li
Jing Wang
(Sullivan & Cromwell LLP)

Taylor Lam
Eric Phipps
Stephanie Leung
(Deloitte Touche Tohmatsu CPA Ltd.)